Mail Stop 4561

October 31, 2006

Oleg Logvinov
220 Old New Brunswick Road
Piscataway, NJ 08854

Re: Arkados Group, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
File No.

Dear Mr. Logvinov:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Financial Statements and Notes

Consolidated Statement of Stockholders' Deficiency, page F-4

1. Reference is being made to the first paragraph on page F-6. We note that the merger between the company and Miletos, Inc. has been recorded as a reverse acquisition. It appears that Miletos Inc. is the accounting acquirer of this merger transaction. If true, the accounting acquirer stockholders' equity should be reflected in the statement retroactively adjusted as of the beginning of the earliest period presented for the effect of the reverse acquisition. Please advise.

2. We note that you have a balance of approximately $841,000 in Unearned Compensation as of May 31, 2006. To the extent this amount relates to securities issued to employees, tell us what consideration was given to paragraph 75 of

SFAS 123(R) as it requires that any unearned or deferred compensation related to earlier awards shall be eliminated against the appropriate equity accounts.

Note 1 Description of Business, page F-6

3. We note your disclosure that the assets and certain liabilities acquired at the foreclosure sale were recorded at historical cost basis. Tell us how you determined that a common control relationship existed between Miletos, Inc. and Enikia, LLC and your basis in GAAP for recording the assets and liabilities acquired at their historical cost basis. Additionally, tell us what consideration you have given to describing this relationship in your financial statements. Reference is made to EITF Issue 02-5.

Note 8 – Convertible Debentures and Related Party Payables, page F-14

2004 6% Convertible Notes, page F-14

4. Reference is being made to the first paragraph on page F-14. We note the company issued during the period October to November 2005, $500,000 of 6% convertible notes. It appears from your disclosure that the debt is convertible at a variable price if the Company issues equity securities at or about $1.25 per share. Given this provision, please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the secured convertible debentures is an embedded derivative that should be separated from the debt host and accounted for at fair value under SFAS 133 once the conversion feature becomes exercisable.

2005 6% Convertible Notes, page F-15

5. Reference is made to the third paragraph on page F-15. We note on August 31, 2005 and November 30, 2005, the company raised approximately $1,066,500 of gross proceeds from a private placement of an aggregated of 10.665 units each consisting of $100,000 principal amount 6% convertible subordinated promissory notes and 14,286 detached warrants to purchase a like number of shares of the company's common stock, for $0.35 per share. Given that the notes are convertible at two different price levels ($1.125 and $1.575 for a period of twenty trading days following the bid price of common stock closing above $1.50 and $2.50, respectively, for a period of five consecutive trading days), please tell us how you have applied the guidance in EITF Issue 00-19 and EITF Issue 05-02 in evaluating whether the debt conversion feature for the convertible notes is an embedded derivative that should be separated from the debt host and accounted for at fair value under SFAS 133. In addition, we note the accounting and classification of the warrants may also be impacted depending on your view as to the appropriate accounting for the instruments under EITF 00-19. Please advise.

6% Secured Debentures, page F-15

6.   Reference is made to the first paragraph on page F-16. We note that the company issued a total of approximately $3,376,000 of 6% secured convertible debentures from December 28, 2005 through and including March 31, 2006. We also note that the 6% secured debentures are convertible at a price of $0.85 per share, subject to adjustment. Based upon the 6% Secured Convertible Debenture Agreement filed as Exhibit 4.1 to Form 8-K filed January 4, 2006, it appears that the secured debentures has a feature wherein the conversion price is reset if the company issue shares at a price less than the fixed conversion price in the note. Given this reset provision, please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the secured convertible debentures is an embedded derivative that should be separated from the debt host and accounted for at fair value under SFAS 133. In addition, we note the accounting and classification of the warrants may also be impacted depending on your view as to the appropriate accounting for the instruments under EITF 00-19. Please advise.

Item 8 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 35

Item 8A – Controls and Procedures, page 35

7.   Tell us how you considered Item 308(c) of Regulation S-B as it requires disclosure of any changes in the company's internal control over financial reporting.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant